Exhibit 99.1

GPC Biotech AG

Fraunhoferstr. 20

85212 Martinsried/Planegg

Deutschland

ISIN: DE 0005851505 // WKN: 585 150

- Publication according to Sec. 26 para. 1 WpHG -

In a letter dated September 7, 2007, Mr. Dietmar Hopp, Germany, informed us that his percentage of voting shares of GPC Biotech AG (WKN 585 150, ISIN DE0005851505) passed the 15% threshold on September 6, 2007 and is now 17,24% (which equals voting rights of 6,300,561 shares out of a total of 36,554,468 shares). Mr. Dietmar Hopp informed us that of the aforementioned voting rights 13,32% (which equals voting rights of 4,870,561 out of a total of 36,554,468 shares) are attributable to him according to Sec. 22 para.1 Nr.1 WpHG and 3,91% (which equals voting rights of 1,430,000 out of a total of 36,554,468 shares) are attributable to him according to Sec. 22 para.2 WpHG. These are held by the following companies controlled by him or the following persons, whose percentage of voting shares attributable in each case is 3% or more: DH-Capital GmbH & Co. KG, Golf Club St. Leon-Rot Betriebsgesellschaft mbH & Co. KG, Verwaltungsgesellschaft of Golf Club St.- Leon-Rot mbH and OH Beteiligungen GmbH & Co. KG.

In a letter dated September 7, 2007, Mr. Oliver Hopp, Germany, informed us that his percentage of voting shares of GPC Biotech AG (WKN 585 150, ISIN DE0005851505) passed the 5% threshold on September 6, 2007 and is now 7,82% (which equals voting rights of 2,860,000 shares out of a total of 36,554,468 shares). Mr. Oliver Hopp informed us that of the aforementioned voting rights 3.91% (which equals voting rights of 1,430,000 out of a total of 36,554,468 shares) are attributable to him according to Sec. 22 para 1 Nr. 1 and 3.91% (which equals voting rights of 1,430,000 out of a total of 36,554,468 shares) according to Sec. 22 para.2 WpHG. These are held by the following companies controlled by him or the following persons, whose percentage of voting shares attributable in each case is 3% or more: DH-Capital GmbH & Co. KG and OH Beteiligungen GmbH & Co. KG.

In a letter dated September 7, 2007, Mr. Berthold Wipfler, Germany, informed us that his percentage of voting shares of GPC Biotech AG (WKN 585 150, ISIN DE0005851505) passed the 5% threshold on September 6, 2007 and is now 7,82% (which equals voting rights of 2,860,000 shares out of a total of 36,554,468 shares). Mr. Berthold Wipfler informed us that the aforementioned voting rights are fully attributable to him according to Sec. 22 para.1 Nr. 1 WpHG as well as Sec. 22 para.2 WpHG. These are held by the following companies controlled by him or the following persons, whose percentage of voting shares attributable in each case is 3% or more:

BW Verwaltungs GmbH, DH-Capital GmbH & Co. KG and OH Beteiligungen GmbH & Co. KG.

In a letter dated September 7, 2007, Mr. Michael Kranich, Germany, informed us in the name of DH-Capital GmbH & Co. KG represented by him, that the percentage of its voting shares of GPC Biotech AG (WKN 585 150, ISIN DE0005851505) passed the 5% threshold on September 6, 2007 and is now 7.82% (which equals voting rights of 2,860,000 shares out of a total of 36,554,468 shares). Mr. Michael Kranich informed us that of the aforementioned voting rights 3.91% (which equals voting rights of 1,430,000 out of a total of 36,554,468 shares) are attributable to DH-Capital GmbH & Co. KG according to Sec. 22 para.2 WpHG.

These are held by the following party, whose percentage of voting shares attributable is 3% or more: OH Beteiligungen GmbH & Co. KG.

In a letter dated September 7, 2007, Mr. Michael Kranich, Germany, informed us in the name of OH Beteiligungen GmbH & Co. KG represented by him, that the percentage of its voting shares of GPC Biotech AG (WKN 585 150, ISIN DE0005851505) passed the 5% threshold on September 6, 2007 and is now 7.82% (which equals voting rights of 2,860,000 shares out of a total of 36,554,468 shares). Mr. Michael Kranich informed us that of the aforementioned voting rights 3.91% (which equals voting rights of 1,430,000 out of a total of 36,554,468 shares) are attributable to OH Beteiligungen GmbH & Co. KG according to Sec. 22 para.2 WpHG.  These are held by the following party, whose percentage of voting shares attributable is 3% or more: DH-Capital GmbH & Co. KG.

In a letter dated September 7, 2007, Mr. Michael Kranich, Germany, informed us in the name of BW Verwaltungs GmbH represented by him, that the percentage of its voting shares of GPC Biotech AG (WKN 585 150, ISIN DE0005851505) passed the 5% threshold on September 6, 2007 and is now 7.82% (which equals voting rights of 2,860,000 shares out of a total of 36,554,468 shares). Mr. Michael Kranich informed us that the aforementioned voting rights are fully attributable to BW Verwaltungs GmbH according to Sec. 22 para.1 Nr. 1 WpHG as well as Sec. 22 para.2 WpHG. These are held by the following companies controlled by him or the following persons, whose percentage of voting shares attributable in each case is 3% or more: DH-Capital GmbH & Co. KG and OH Beteiligungen GmbH & Co. KG.

Martinsried/Planegg, September 12, 2007

GPC Biotech AG

The Management Board

Contact:

GPC Biotech AG

Martin Brändle

Director, Investor Relations & Corporate Communications

Tel.: +49 (0)89 8565-2693

ir@gpc-biotech.com